

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2022

José Augusto Gonçalves de Araújo Teixeira
Chief Executive Officer
Patria Latin American Growth Opportunity Acquisition Corp.
18 Forum Lane, 3rd Floor
Camana Bay, PO Box 757, KY1-9006
Grand Cayman, Cayman Islands

>   **Re: Patria Latin American Growth Opportunity Acquisition Corp.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed March 4, 2022**
>   **File No. 333-254498**

Dear Mr. Teixeira:

    We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1 Filed March 4, 2022

Principal Shareholders, page 154

1.   We note that Patria or its affiliates have expressed an interest to directly purchase an aggregate of 2 million units (or 2.3 million units if the underwriters' over-allotment option is exercised in full), which would equal 10% of the outstanding units upon the completion of the offering. However, we also note your disclosure that Patria or its affiliates may decide to purchase more, less, or no units in the offering. Please clarify whether there is a cap on the maximum amount of units that Patria or its affiliates can purchase in this offering, and if so, please disclose the cap.

José Augusto Gonçalves de Araújo Teixeira
Patria Latin American Growth Opportunity Acquisition Corp.
March 7, 2022
Page 2

       Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any questions.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Trade & Services

cc: Manuel Garciadiaz